CALEDONIA MINING CORPORATION

NEWS RELEASE

THIRD QUARTER 2004 FINANCIAL RESULTS

and GENERAL UPDATE

ANNOUNCES TELEPHONE CONFERENCE CALL on November 22nd 2004

November 15th 2004, Immediate

Caledonia Mining Corporation (“Caledonia”) of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce its key financial results for the third quarter of its 2004 fiscal year, together with a general update on its properties. The financial results are reported in thousands of  Canadian dollars except where otherwise stated.

The Corporation reports an overall loss for the quarter of $2.25 million ($0.008 per share).  The net loss of $2.25 million during the quarter is comprised mainly of operating losses, interest paid and administration costs.

The year-to date loss was $5.4 million ($0.019 per share) compared to a loss of $2.7 million for the same period in 2003.

Quarterly Unaudited Financial Results - $ Thousands

Quarterly Unaudited Financial

	Q3-2004	Q3-2003
Revenue and operating costs
Revenue from sales	$202	$259
Operating costs	2,054	929
Gross profit (loss)	(1,852)	(670)

Costs and expenses	398	410

Net (loss) for the period	($2,250)	($1,080)

Net (loss) per share
Basic and fully diluted	($0.008)	($0.005)

Barbrook Gold Mine

Gold production at the Barbrook Gold Mine in Mpumalanga Province in South Africa has improved steadily during October.  Changes in operating procedures and a number of circuit changes have contributed to the improved throughput and gold recoveries.  Caledonia is confident that by early 2005 further modifications to the milling and metallurgical circuits will be complete and mill throughput will be increased to 10,000 tons per month.

The Biox® licencing agreement has been signed with Biomin Technologies S.A. and a suitably qualified Project Management team is being appointed and is expected to complete the Biox® Capex and feasibility study by mid December 2004.  Based on the economics the decision to commence with construction of the Biox® circuit will be made during December and construction would them commence in January 2005, with completion and commissioning scheduled for October 2005.

Rooipoort Platinum Exploration Project

The Rooipoort Platinum project near Mokopane, South Africa is situated at the southern end of the Northern Limb of the Bushveld Complex (“BC”). The Northern Limb is host to the Potgietersrus Platinum Ltd. open-pit mine of Anglo Platinum, some 45 kilometres to the north of Rooipoort. Significant exploration programs for Platinum Group Elements

(“PGE”) are also being conducted throughout the Northern Limb by a number of companies.

Maps showing the location of the Rooipoort property and drill hole locations are available on the Caledonia website at www.caledoniamining.com

The Phase 1 drilling program at Rooipoort was completed in July 2004 and consisted of 23 drill holes totalling 6,862metres.  The results obtained from the 23 holes drilled in Phase 1 are presented in Caledonia’s Third Quarter Report which is available on the company’s website www.caledoniamining.com and also on SEDAR.

The Phase 1 results are very encouraging and show an extensive area of PGE mineralization contained in 2 main zones, an upper lithological unit predominantly characterized by cumulative plagioclase and the development of “mottled anorthosites” (MAIN Zone) and a lower lithological unit predominantly characterized by the presence of pyroxenites and chromitite (LMF Zone).  The LMF zone on Rooipoort may be equated with the “Platreef” which is the target of most  PGE exploration in the Northern Limb, as well as the host to ore at Potgietersrus Platinum’s mine.

The PGE mineralization occurs at shallow depth in multiple narrow horizons within these zones and the Phase 2 exploration programme which is currently underway with two diamond drills currently active on the property  is aimed at adding confidence to the continuity of grade and width between these horizons and within the zones.

Sampling and assaying to date has been focused on horizons containing pyrrhotite and chalcopyrite as well as extending above and below into apparently barren rock.  An exercise to test for non- sulphide associated PGE mineralization is being undertaken and to date samples have been collected from 2 full drill sections.

Phase 2 of the drilling program commenced in August 2004 with an initial 10 holes planned to fill in gaps in the stratigraphy.  Eight Phase 2 holes, totalling 2,104 meters, have been completed to date and drilling to define an initial resource at Rooipoort will commence after completion of the 10 hole Phase 2 program.

Additional Adjacent Properties Acquired on Grasvally:

During the third quarter 2004, additional mineral rights were optioned over portions of Grasvally 293KR which is immediately adjacent to the southern boundary of the Rooipoort property.  A total of 43 hectares of additional exploration property was optioned.  Further land negotiations in this area are ongoing.

Roodepoort Gold Exploration Project

The Roodepoort gold property, situated 40 kilometres north east of Mokopane, 22 kilometres north-east of the Eersteling gold mine area and 8 kilometres east of the Zandrivier gold mine area, is focused over an area of historical gold mining and an unusual gold-bearing “albitite” intrusive (a hydrothermally altered granodiorite).  Grab samples returned values of up to 2g/t Au from pyritic portions of this unit and values greater than 16g/t Au from younger shear zones.

Following on from a gold-in-soil sampling programme, a diamond drill program, consisting of three holes was completed during September and all gold assays have now been received.  The composite results from this program together with drill locations and sections are presented in Caledonia’s Third Quarter Report which is available on the company’s website www.caledoniamining.com and also on SEDAR.  Sampling was continuous so there are no un-assayed sections of core.

Although the results in hole RDP04-01 are interesting the best intersections are 100 metres deep and are not reflected in the results from the remaining holes.  These intersections are believed to correspond to the down dip extension of a number of old workings to the east that extend to the 30m level.  No significant gold values were recorded from the pyritic albitite and Caledonia has concluded that the potential for an open-pit operation as previously envisaged is not economically viable.  However further compilation of previous data and assessment of the intersection in hole RDP04-01 will be conducted, prior to recommending any further work on this property.  Bruce Cumming, a registered Professional Natural Scientist in South Africa and Caledonia’s Project Manager at Rooipoort and is responsible for the design and conduct of both programs and for the verification and quality assurance of analytical results.

Nama Cobalt Sample Tests

During the quarter, a 10-tonne sample was excavated from a trench in the central, high-grade cobalt area of the Nama A anomaly  and shipped to the Mintek laboratory in Johannesburg, South Africa for metallurgical testing. The objective of the test work is to develop the most economic process whereby a saleable cobalt concentrate can be produced.  Further testing is currently underway to further optimize economic concentration.  The most encouraging results from the initial testwork with heavy liquid and gravity separation indicate that further concentration is possible. The testing emphasis in the 4th quarter will be focused on optimizing cobalt-mineral liberation, followed by more sophisticated concentrating procedures. It is expected that a suitable processing route will be confirmed by the end of the year or early in the 1st quarter of 2005, following which it is planned to carry out preparation of large concentrate samples for testing by end-users, additional drilling and the preparation of economic studies.

Eersteling Gold Mine

The mine plans and other technical data have been reassembled and catalogued. A full geological review of the property was conducted in October.  The resources at Eersteling were evaluated and a development program prioritised. Other  areas which should be investigated as potential ore sources were identified and an airborne geophysical program over these and other portions of the Eersteling property has been approved and will be flown during  November 2004. A surface exploration program will then test some of these areas.

Mulonga Plain Diamond Project

Field teams were mobilized into the Kashiji Plain licence area in September to conduct soil sampling and ground geophysics programs.  Results are pending.

Conference Call

Mr. Stefan Hayden, Chairman, President and CEO of Caledonia will host a conference call review of the Third Quarter Results and the ongoing operations on Monday November 22nd at 10.00 am (EST).  The conference call is aimed at improving communications between Caledonia and its stakeholders, and if successful will become a regular event.

Those persons wishing to participate in this conference can do so by calling one of the following dial-in numbers:

Toll free from inside North America                   1-888-884-7063

Toll free from outside North America                 +-800-1244-9138  [Note: No country code required]

International toll number                                    + 1-416-695-6321

Local (Toronto area)                                         (416) 695-6321

At the voice prompt all participants should enter the passcode 645311 followed by the number sign.

Mr. Hayden will be accompanied by Jim Johnstone, V.P. Operations and COO, Chris Harvey, Technical Director, and Mike Tombs, V.P. Finance and CFO.

A recording of the conference will be available at the following telephone numbers for two weeks to December 6th. It will also be available on the Caledonia website at www.caledoniamining.com.

Toll free from North America

1-888-509-0081

International toll number

+1-416-695-5275

For further information please contact Caledonia Mining Corporation:

S. E. Hayden

James Johnstone

Chris Harvey

Chairman, President and CEO

V-P Operations and COO

Technical Director

South Africa

Canada

Canada

Tel: (011-27-11) 447-2499

Tel: (1-905) 607-7543

Tel: (1-905) 607-7543

Fax: (011-27-11) 447-2554

Fax: (1-905) 607-9806

Fax: (1-905) 607-9806

Further information regarding Caledonia’s exploration activities and operations along with its latest financial results may be found on the Corporation’s website http://www.caledoniamining.com